June 20, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4041

Attention: Joshua Shainess

Re:    AAC Holdings, Inc.

Registration Statement on Form S-3

File No. 333-225536

Ladies and Gentlemen:

On behalf of AAC Holdings, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registrant’s Registration Statement on Form S-3 (File No. 333-225536), so that it will be declared effective on Friday, June 22, 2018 at 4:30 p.m. Eastern Time, or as soon thereafter as is practicable.

Please contact our legal counsel, Jay H. Knight, of Bass, Berry & Sims PLC at (615) 742-7756, if you have any questions concerning this request.

Very truly yours, AAC Holdings, Inc.

By:	/s/ Michael T. Cartwright
Michael T. Cartwright Chief Executive Officer and Chairman of the Board of Directors